UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2020
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2020

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2020

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: July 29, 2020

NORTH AMERICAN CONSTRUCTION GROUP LTD.
2020 SECOND QUARTER REPORT
For the three and six months ended June 30, 2020
Picture taken July 2020, Marion 8200 dragline in operation at thermal coal mine in San Miguel, Texas

Letter to Shareholders
As one of very few companies that provided any sort of outlook for the second quarter, we were determined to both: minimize the impact of the COVID-19 pandemic on the health and safety of our workforce; and mitigate its effect on our business performance. Therefore, we are pleased to report that good headway was made on both objectives, as we also helped our customers manage the virus risk on their worksites.
I am especially pleased that, in typical NACG fashion, we applied a fast and firm restraint to our costs, eliminating all discretionary spending and very closely managing all third party support expenses. Our new component rebuild shop, which opened in January, also provided an immediate step change reduction in our equipment costs. We look forward to further cost and capital expense improvements from the facility, which will soon start to lower our depreciation cost as a proportion of revenue.
A close stewardship of costs rewarded us with a nicely profitable quarter despite a greater than 60% decrease in our revenues in the toughest operating environment we have ever experienced. We also hit our free cash flow target even after slightly increasing our capital spending to prepare for an expected uptick in our core business workload as the year progresses.
The precipitous decline in our revenues lead to us qualifying for the very effective Canada Emergency Wage Subsidy program and this together with internal measures, such as the introduction of a 4-day work week for office based staff, afforded us the welcome opportunity to keep much of our workforce intact.
Another highlight of the quarter was the more than 10% sequential reduction in our net debt, via the use of free cash flow together with the proceeds from the call of a convertible debenture, which resulted in the issue of around 4.6 million shares at $8.42 per share. That dilution has already been offset by the purchase of over 1.2 million shares, at an average price of $7.45 per share, through our current normal course issuer bid.
While we fully expect that our workload levels will return to where they were before the pandemic, we are uncertain as to the pace of this recovery, due to the lingering negative impact of the virus on economic activity. Nevertheless, we have taken a wide range shot at providing an outlook for our business in the second half of the year. We believe that we will become progressively busier on more oil sands worksites, to grow our revenues. Also, our EBITDA should be boosted by a seasonally strong contribution from our equity stake in Nuna Logistics. These factors should allow us to continue to produce decent levels of profitability and free cash flow. Full details on the outlook can be found in the slide deck used for the Q2 earnings call, on our website.
In summary, we have demonstrated that we can achieve positive financial results, even in the most difficult of market conditions. This is a true testament to the resilience of our business model and the ability of our personnel to tightly control costs. Therefore, we look forward to a post pandemic world with much confidence.

Martin Ferron
Chairman and Chief Executive Officer
July 29, 2020

i

Management’s Discussion and Analysis
For the three and six months ended June 30, 2020
July 29, 2020
The following Management’s Discussion and Analysis ("MD&A") is as of July 29, 2020 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2020, the audited consolidated financial statements and notes that follow for the year ended December 31, 2019 and our annual MD&A for the year ended December 31, 2019. All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available through the Canadian Securities Administrators (www.sedar.com) and Securities and Exchange Commission (www.sec.gov) and our company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures to amounts reported on the face of the consolidated financial statements. A summary of our Non-GAAP measures is included at the end of this MD&A.
CORE BUSINESS AND STRATEGY
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within western Canada. We believe that our excellent safety record, combined with our ability to be a low cost operator, significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations differentiate us from our competition and provide significant value to our customers.
Our core market is the Canadian oil sands where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and have been providing operations support services to the producers currently mining bitumen in the oil sands since inception of their respective projects: Suncor, Syncrude, Fort Hills, Imperial Oil and Canadian Natural Resources. We focus on building long-term relationships with our customers and in the case of Suncor and Syncrude, these relationships span over 40 years. We are one of the largest contractors in the oil sands region.
Our ownership interest in the Nuna Group of Companies ("Nuna") expands our end user coverage into base metals, precious metals and diamonds. Nuna is an established incumbent contractor in Nunavut and the Northwest Territories but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.
We also provide heavy equipment maintenance and rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions experienced in mining. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers. While the heavy equipment maintenance portion of our business is currently relatively small, we intend to grow that business over the next few years.
We also provide operations support and management oversight services through formal long-term mine services agreements. These agreements contractually obligate us, amongst other duties, to provide the administrative back office infrastructure required to operate the mines on a day-to-day basis. Our mining knowledge and maintenance practices are valuable competencies for these customers and allow for overall reduced costs per tonne as well as optimized mine planning and execution.
We have demonstrated our ability to successfully leverage our mining knowledge and technology. We believe we are positioned to respond to the needs of a wide range of resource developers and infrastructure projects.

Management's Discussion and Analysis June 30, 2019	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Our Q2 2020 performance was dominated by the pervasive impacts of the COVID-19 pandemic. Primarily based on customer-imposed site access restrictions in the quarter, year over year revenue dramatically decreased by 60.0% and was down by 64.4% from the first quarter of 2020. The temporary restrictions put in place, particularly at the Kearl and Syncrude mines, were completed as part of their risk mitigation measures in the fight against the spread of COVID-19. The resiliency of the oil sands mines was on full display during Q2 as production was not halted but nonetheless, the access restrictions did have serious revenue implications for our quarter. Bitumen throughput at the Fort Hills Mine was reduced in Q2 2020 which resulted in our equipment being transitioned to the Millennium Mine. The timing of the demobilization and subsequent mobilization also had an impact on revenue in the quarter. The Nuna Group of Companies was less impacted by the pandemic but did experience a general delay in site access as they commenced their busy season in June. External maintenance and our mine management contracts were not noticeably impacted and partially offset the year over year decreases at our primary mine sites.
Gross profit margin of 29.8% reflected an efficient operational quarter, albeit on a much smaller scale than originally anticipated. On-site operations personnel reacted swiftly to the realities facing our customers and the required costs incurred were exclusively reserved for requested support and service. Required heavy equipment was operated effectively with minimal down or idle time. Immediate discretionary cost constraints were put in place to minimize headcount reduction while maintaining positive profit levels.
Included in gross profit margin was depreciation of 16.3% of revenue for the quarter. While still generally comparable to expected run-rate of 14.0%, this depreciation percentage is slightly higher due to the exaggerated impact of straight line depreciation on fixed assets during such a low revenue quarter.
Direct general and administrative expenses (excluding stock-based compensation benefit) were $3.5 million, equivalent to 4.9% of revenue, lower than Q2 2019 spending of $6.0 million but higher than the 3.4% of revenue. This spending percentage reflects the low revenue in the quarter but was bolstered by cost reductions put in place during the pandemic. The primary initiatives of the G&A reduction were mandated reduced work hours and the complete halt of all discretionary and non-essential spending.
Adjusted EBITDA of $31.9 million is a $5.2 million decrease over Q2 2019 and reflects the wide reaching impact of the COVID-19 pandemic offset by our continued discipline to limit indirect project costs and general and administrative spending to essential and required costs.
Net income, basic and diluted net income per share and adjusted EPS for the quarter factor all the above commentary as well as the interest expense of $4.3 million, which includes approximately $0.3 million of non-cash interest. Net income includes $10.7 million of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $5.5 million, $3.8 million and $1.4 million respectively that were received under the Canada Emergency Wage Subsidy ("CEWS") program which reimbursed us for a portion of employee wages. Cash related interest expense for the quarter of $3.7 million represents an average interest rate of 3.6% as we continue to benefit from both reductions in posted rates as well as the competitive rates in equipment financing. Adjusted EPS of $0.45 is the culmination of the above and was impacted by the issuance of 4.6 million common shares on April 6 as part of the redemption of our 5.5% debentures.
Free cash flow in the quarter of $10.6 million was the compilation of the adjusted EBITDA of $31.9 million detailed above offset by sustaining capital of $14.3 million, cash interest paid of $3.7 million and the timing impact of changes in working capital and joint venture balances. Sustaining maintenance capital was heavily constrained in the quarter based on the macro environment and, consistent with cost of sales, validates the variable nature of our capital spending programs. Free cash flow was heavily impacted by the build in both capital inventory and capital work in process as we continue to advance our component rebuilding program.

Management's Discussion and Analysis June 30, 2020	M-2	North American Construction Group Ltd.

Interim MD&A - Quarter 2 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	June 30,
	2020	2019	Change
Revenue	$70,771	$176,935	$(106,164)

Gross profit	21,097	23,466	(2,369)
Gross profit margin	29.8%	13.3%	16.5%

Operating income	14,657	18,572	(3,915)

Adjusted EBITDA(i)	31,941	37,122	(5,181)
Adjusted EBITDA margin(i)	45.1%	21.0%	24.1%

Net income and comprehensive income available to shareholders	13,299	13,894	(595)
Adjusted net earnings(i)	12,967	10,832	2,135

Cash provided by operating activities	33,915	33,225	690
Cash provided by operating activities prior to change in working capital(i)	24,553	29,885	(5,332)

Free cash flow(i)	10,646	1,746	8,900

Purchase of PPE	25,315	42,611	(17,296)
Sustaining capital additions(i)	14,313	35,525	(21,212)
Growth capital additions(i)	1,508	8,333	(6,825)

Basic net income per share	$0.46	$0.55	$(0.09)
Adjusted EPS(i)	$0.45	$0.43	$0.02
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2020	M-3	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Impact of and response to COVID-19
The global COVID-19 pandemic has had a material and noticeable impact on our operations. Since mid-March we have responded with aggressive measures to protect our employees, customers, shareholders and our Company. Mine and work sites throughout North America have tightened site access and have made decisions based on their specific and unique circumstances. We provide essential services to these sites and, where allowed, have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.
The safety of our employees is paramount. In the annual letter to shareholders, we proudly stated that our safety performance is the true foundation of our operational excellence. We have always believed that every employee is entitled to a safe workplace. Our operations were guided by strict safety policies putting worker health and safety first prior to this outbreak. That legacy commitment to safety is being challenged in new and unexpected ways. We are rising to the challenge and are quickly implementing procedures and practices to keep our employee's safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.
Our export mining customers are dealing firsthand with the severe global demand collapse and the associated step down in their realized pricing. The Canadian oil sands producers in particular have been seriously impacted by the lack of demand for their products. We are assisting them in dealing with these unprecedented times and are in collaborative dialogue with them with the goal of optimized mine planning and ultimately reducing their operating and capital costs during the upcoming uncertain timeframe.
In support of our customers, we are taking the necessary steps to manage our mostly variable but also fixed operating costs during this crisis. Several cost reduction measures have been implemented including but not limited to: the immediate suspension of production-related spending on impacted mine sites; minimized use of vendor provided maintenance; a reduced work week schedule for administrative staff; a complete halt of all discretionary spending for the remainder of 2020; and termination of services deemed non-essential in light of the pandemic.
Similar to our operating costs, our sustaining capital maintenance costs are variable in nature and we have responded with a reduced capital plan for the remainder of the year. Based on our outlook, our updated capital spending projection now calls for full-year sustaining capital in 2020 of $75 million to $90 million, of which approximately $40 million (or roughly 50% of our outlook) was spent in the first quarter consistent with our original budgeted capital plan. We are closely monitoring our capital needs as events unfold and are restricting capital spending for the remainder of 2020 to critical and urgent needs.
The provincial and federal governments have implemented various programs to support both employees and employers through the pandemic. During the second quarter, we have benefited from the assistance of the Canada Emergency Wage Subsidy (CEWS) program which helped us protect jobs through retention and rehiring. Should we continue to qualify, we plan to seek assistance from this program in the second half of 2020.
Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering this crisis. Including equipment financing availability, total liquidity of $135.4 million as at June 30, 2020 is primarily based on the terms of our $300 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and expires in November 2021. The Credit Facility permits finance lease debt to a limit of $150 million and certain other debt outstanding to a limit of $20 million. Prior to the COVID-19 crisis, we had taken the decision to convert our 5.50% convertible debentures into common shares which culminated on April 6, 2020 with the reduction of $38.6 million of debt. We expect liquidity to remain above $100 million for the remainder of 2020. Projected free cash flow for the second half of 2020 in the range of $20 million to $40 million will improve our liquidity position over the next six months.
Risk factors in light of COVID-19
Companies such as ours that provide goods and services to the mining sector will be affected by the impact of COVID-19 as well as the supply and demand issues facing the industry. We are subject to liquidity risks in maintaining revenues, earnings and cash flows to fund operating and capital expenditures. These factors have the potential to have a negative impact on our ability to raise equity and financing in the future or on favourable terms. In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is

Management's Discussion and Analysis June 30, 2020	M-4	North American Construction Group Ltd.

challenging, however due to the steps we have taken, we fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the recent uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At June 30, 2020, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to the previous quarter.
Redemption of 5.50% Convertible Unsecured Subordinated Debentures
On March 2, 2020, we announced a notice of redemption to the holders of our 5.50% convertible debentures due March 31, 2024, representing a redemption in full of the currently outstanding debentures. The debentures were redeemed on April 6, 2020 in accordance with the original terms. The redemption was satisfied through issuance of 4,583,655 voting common share and all accrued and unpaid interest up to, but excluding the redemption date, was paid in cash.
Normal Course Issuer Bid
On March 9, 2020, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase for cancellation up to 2,300,000 common shares in the capital. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. As at March 3, 2020, we had 27,549,778 Common Shares issued and outstanding. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.
We believe that the current market price of our common shares does not fully reflect their underlying value. In our view, prudent repurchases of common shares at these low market prices is an effective use of our cash resources and is in the best interests of us and shareholders. While remaining mindful of cash liquidity during the COVID-19 crisis, modest repurchases increase share liquidity for holders seeking to sell and provides a proportionate increase of shareholders wishing to maintain their positions.

Management's Discussion and Analysis June 30, 2020	M-5	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended 2020 results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2020	2019	2020	2019
Revenue	$70,771	$176,935	$269,588	$363,343
Project costs	12,331	73,938	72,448	144,429
Equipment costs	25,792	57,432	97,533	114,485
Depreciation	11,551	22,099	43,859	51,380
Gross profit(i)	$21,097	$23,466	$55,748	$53,049
Gross profit margin(i)	29.8%	13.3%	20.7%	14.6%
General and administrative expenses (excluding stock-based compensation)	3,467	5,992	12,137	14,812
Stock-based compensation expense (benefit)	2,213	(872)	(4,650)	5,106
Interest expense, net	4,274	5,123	9,802	10,584
Net income and comprehensive income available to shareholders	13,299	13,894	32,334	21,075

Adjusted EBITDA(i)(ii)	31,941	37,122	92,073	89,192
Adjusted EBITDA margin(i)(ii)	45.1%	21.0%	34.2%	24.5%

Per share information
Basic net income per share	$0.46	$0.55	$1.19	$0.84
Diluted net income per share	$0.42	$0.45	$1.07	$0.70
Adjusted EPS(i)	$0.45	$0.43	$1.14	$0.93
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in no change for the three months ended June 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the six months ended June 30, 2019.

Management's Discussion and Analysis June 30, 2020	M-6	North American Construction Group Ltd.

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income available to shareholders	$13,299	$13,894	$32,334	$21,075
Adjustments:
Loss (gain) on disposal of property, plant and equipment	672	(519)	829	(475)
Stock-based compensation expense (benefit)	2,213	(872)	(4,650)	5,106
Unrealized gain on derivative financial instrument	(2,496)	—	(286)	—
Restructuring costs	—	—	—	1,442
Write-down on assets held for sale	—	—	1,800	—
Pre-2019 inventory correction	—	(2,775)	—	(2,775)
Tax effect of the above items	(721)	1,104	956	(874)
Adjusted net earnings(i)	12,967	10,832	30,983	23,499
Adjustments:
Tax effect of the above items	721	(1,104)	(956)	874
Interest expense, net	4,274	5,123	9,802	10,584
Income tax expense (benefit)	992	(121)	6,986	2,354
Equity earnings in affiliates and joint ventures(ii)	(1,474)	—	(1,934)	—
Equity investment EBIT(i)(ii)	1,990	—	2,550	—
Adjusted EBIT(i)(ii)	19,470	14,730	47,431	37,311
Adjustments:
Depreciation	11,551	22,099	43,859	51,380
Write-down on assets held for sale	—	—	(1,800)	—
Amortization of intangible assets	88	293	729	501
Equity investment depreciation and amortization(i)(ii)	832	—	1,854	—
Adjusted EBITDA(i)(ii)	$31,941	$37,122	$92,073	$89,192
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases to adjusted EBIT of $0.2 million for the three months ended June 30, 2019 and $0.4 million for the six months ended June 30, 2019, and no change in adjusted EBITDA for the three months ended June 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the six months ended June 30, 2019.
Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation. On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, we have applied the equity method prospectively as of November 1, 2019, whereby our share of the assets and liabilities of the Nuna Logistics Partnership ("NL Partnership") were reclassified from the respective accounts to the investments in affiliates and joint ventures.

Management's Discussion and Analysis June 30, 2020	M-7	North American Construction Group Ltd.

We included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three and six months ended June 30, 2020.

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Equity earnings in affiliates and joint ventures	$1,474	$—	$1,934	$—
Adjustments:
Interest expense, net	127	—	179	—
Income tax expense	9	—	57	—
Loss on disposal of property, plant and equipment	380	—	380	—
Equity investment EBIT(i)	$1,990	$—	$2,550	$—

Depreciation	$799	$—	$1,788	$—
Amortization of intangible assets	33	—	66	—
Equity investment depreciation and amortization(i)	$832	$—	$1,854	$—
(i)See "Non-GAAP Financial Measures".
Analysis of three and six months ended June 30, 2020 results
Revenue
For the three months ended June 30, 2020, revenue was $70.8 million, down from $176.9 million in the same period last year. The decrease in revenue is primarily due to reduced activity at our mine sites as several customers suspended all services in late Q1 and throughout the majority of Q2 as part of their risk mitigation measures against the COVID-19 pandemic. Additionally, contributing to the slower quarter was unfavorable weather conditions which resulted in shift cancellations and continuous delays for overburden removal work due to haul road repairs. The completion of the Highland Valley Copper Mine contract and the heavy civil construction work at the Fort Hills Mine in Q4 2019 also contributed to the year over year decrease.
 For the six months ended June 30, 2020, revenue was $269.6 million, down from $363.3 million in the same period last year. This decrease of 25.8% reflects the Q2 challenges mentioned above, combined with the effect of the change in consolidation method for Nuna whereby revenues are now included within equity earnings. These decreases were partially offset by the completion of the new civil construction services work at the Mildred Lake Mine and the increased volume on the winter works program at the Aurora Mine.
Gross profit
For the three months ended June 30, 2020, gross profit was $21.1 million, and a 29.8% gross profit margin, down from a $23.5 million gross profit but up from a 13.3% gross profit margin in the same period last year. The gross profit margin achieved was the result of an effectively operated fleet, albeit smaller in number than originally anticipated, and the disciplined cost constraints in place during the customer imposed reductions at the various mine sites. Furthermore, the mix of work that was executed in the quarter were higher margin scopes than the prior year.
For the six months ended June 30, 2020, gross profit was $55.7 million, and a 20.7% gross profit margin, up from $53.0 million, and a 14.6% gross profit margin in the same period last year. The improvement in current year gross profit and margin was impacted by the Q2 factors discussed above, and the strong margins achieved in Q1 from the favorable operating conditions at our mine sites particularly in January and February.
For the three months ended June 30, 2020, depreciation was $11.6 million, or 16.3% of revenue, down from $22.1 million, or 12.5% of revenue, in the same period last year. For the six months ended June 30, 2020, depreciation was $43.9 million, or 16.3% of revenue, down from $51.4 million, or 14.6% of revenue, in the same period last year. The significant drop in depreciation is the result of a significant reduction in revenue and utilization of the heavy equipment fleet in the months of April and May as a result of the impacts of COVID-19. Depreciation as a percentage of revenue increased significantly as a result of lower revenue and lower depreciation of the heavy equipment fleet, relative to assets under straight-line depreciation when compared to the same period in 2019.

Management's Discussion and Analysis June 30, 2020	M-8	North American Construction Group Ltd.

Operating income
For the three months ended June 30, 2020, we recorded operating income of $14.7 million, a decrease of $3.9 million from the $18.6 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $3.5 million (or 4.9% of revenue) for the quarter, lower than the $6.0 million (or 3.4% of revenue) in the prior year. Stock-based compensation expense increased $3.1 million compared to the prior year, primarily from the effect of a fluctuating share price on the carrying value of our liability classified award plans.
For the six months ended June 30, 2020, we recorded operating income of $47.1 million, an increase of $14.0 million from the $33.1 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $12.1 million (or 4.5% of revenue) compared to the $14.8 million (or 4.1% of revenue) for the six months ended June 30, 2019. Stock-based compensation expense decreased by $9.8 million for the same period in the prior year.
Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Interest expense
Credit facilities	$1,833	$2,107	$4,473	$4,863
Convertible debentures	704	1,221	1,917	1,850
Mortgages	248	238	505	476
Promissory notes	211	293	404	1,035
Financing obligations	286	—	411	—
Finance lease obligations	864	1,020	1,722	1,943
Amortization of deferred financing costs	183	288	449	479
Interest expense	$4,329	$5,167	$9,881	$10,646
Other interest income (net)	(55)	(44)	(79)	(62)
Total interest expense, net	$4,274	$5,123	$9,802	$10,584
Equity earnings in affiliates and joint ventures	(1,474)	(461)	(1,934)	(1,120)
Foreign exchange loss	62	23	244	19
Unrealized gain on derivative financial instrument	(2,496)	—	(286)	—
Income tax expense (benefit)	992	(121)	6,986	2,354
Total interest expense was $4.3 million during the three months ended June 30, 2020, a decrease from the $5.1 million recorded in the prior year. During the six months ended June 30, 2020, total interest expense was $9.8 million a decrease from the $10.6 million recorded in the prior year. The main decrease is due to the repayment on promissory notes related to the 2018 acquisitions.
Cash related interest expense for the three months ended June 30, 2020, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million and implied interest of $0.1 million was $4.0 million and represents an average cost of debt of 3.6% when factoring in the credit facility balances during the quarter. Cash related interest expense for the six months ended June 30, 2020 (excluding amortization of $0.4 million and implied interest of $0.2 million) was $9.1 million and represents an average cost of debt of 4.1%.
Equity earnings in affiliates and joint ventures of $1.5 million and $1.9 million for the three and six months ended June 30, 2020, respectively, was generated by the NL Partnership and other various joint ventures which are accounted for using the equity method.
We recorded deferred income tax expense of $1.0 million and $7.0 million expense for the three and six months ended June 30, 2020, respectively. This is higher than the amounts recorded for the same periods in 2019 due to the positive impact recorded in Q2 2019 from the reduced Alberta corporate tax rate.
Net income and comprehensive income available to shareholders
For the three months ended June 30, 2020, we recorded $13.3 million of net income and comprehensive income available to shareholders (basic income per share of $0.46 and diluted income per share of $0.42), compared to $13.9 million net income and comprehensive income available to shareholders (basic income per share of $0.55 and diluted income per share of $0.45) recorded for the same period last year. The net income and comprehensive income available to shareholders in the current year was affected by an increase of income tax expense of $1.1

Management's Discussion and Analysis June 30, 2020	M-9	North American Construction Group Ltd.

million in the current period.
For the six months ended June 30, 2020, we recorded $32.3 million net income and comprehensive income available to shareholders (basic income per share of $1.19 and diluted income per share of $1.07), compared to $21.1 million net income and comprehensive income available to shareholders (basic income per share of $0.84 and diluted income per share of $0.70) for the same period last year.
The table below provides the calculation of our adjusted EPS:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income	$13,299	$14,008	$32,334	$21,268
Net income attributable to noncontrolling interest	—	(114)	—	(193)
Net income and comprehensive income available to shareholders	13,299	13,894	32,334	21,075

Adjusted net earnings(i)	$12,967	$10,832	$30,983	$23,499

Weighted-average number of common shares	28,777,854	25,253,970	27,188,642	25,170,150
Weighted-average number of diluted common shares	33,128,843	33,304,059	31,421,563	32,346,124

Basic net income per share	$0.46	$0.55	$1.19	$0.84
Adjusted EPS(ii)	$0.45	$0.43	$1.14	$0.93
Diluted net income per share	$0.42	$0.45	$1.07	$0.70
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Revenue	$70.8	$198.8	$189.5	$166.3	$176.9	$186.4	$131.0	$84.9
Gross profit(i)	21.1	34.7	25.1	18.3	23.5	29.6	18.3	14.3
Adjusted EBITDA(i)	31.9	59.9	47.8	37.2	37.1	52.1	28.4	19.1
Net income and comprehensive income available to shareholders	13.3	19.0	8.2	7.6	13.9	7.2	2.7	1.5
Basic net income per share(iii)	$0.46	$0.74	$0.32	$0.29	$0.55	$0.29	$0.11	$0.06
Diluted net income per share(iii)	$0.42	$0.67	$0.28	$0.26	$0.45	$0.25	$0.10	$0.05
Adjusted EPS(i)(ii)(iii)	$0.45	$0.70	$0.38	$0.41	$0.43	$0.50	$0.18	$0.19

Cash dividend per share	$0.04	$0.04	$0.04	$0.04	$0.02	$0.02	$0.02	$0.02
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases in adjusted EBITDA of $0.0 million in Q3 2019, $0.0 million in Q2 2019 and $0.2 million in Q1 2019.
(iii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2019.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
As at June 30, 2020, we had $41.3 million in cash and $94.1 million unused borrowing availability on the Credit Facility for a total liquidity of $135.4 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at June 30, 2020 our total available capital liquidity was $143.3 million (defined as total liquidity plus unused finance lease borrowing availability under our Credit Facility) given that we have $7.9 million in unused finance lease borrowing availability.

Management's Discussion and Analysis June 30, 2020	M-10	North American Construction Group Ltd.

(dollars in thousands)	June 30, 2020	December 31, 2019	Change
Cash	$41,329	$5,544	$35,785
Working capital assets
Accounts receivable	$26,585	$66,746	$(40,161)
Contract assets	1,611	19,193	(17,582)
Inventories	21,810	21,649	161
Contract costs	1,239	1,016	223
Prepaid expenses and deposits	2,829	4,245	(1,416)
Working capital liabilities
Accounts payable	(35,502)	(88,201)	52,699
Accrued liabilities	(15,334)	(17,560)	2,226
Contract liabilities	(391)	(23)	(368)
Total net current working capital (excluding cash)	$2,847	$7,065	$(4,218)

Property, plant and equipment	629,230	587,729	41,501
Total assets	816,477	792,652	23,825

Credit facilities(i)(iv)	205,000	190,000	15,000
Finance lease obligations(i)	85,116	76,278	8,838
Financing obligations	56,999	15,435	41,564
Promissory notes	15,560	14,648	912
Senior debt(ii)	$362,675	$296,361	$66,314
Convertible debentures	55,000	94,031	(39,031)
Mortgages	21,474	21,739	(265)
Total debt(i)	$439,149	$412,131	$27,018
Cash	(41,329)	(5,544)	(35,785)
Net debt(ii)	$397,820	$406,587	$(8,767)
Total shareholders' equity	234,266	180,119	54,147
Invested capital(ii)	$632,086	$586,706	$45,380
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at June 30, 2020, we had $0.7 million in trade receivables that were more than 30 days past due compared to $nil as at December 31, 2019. As at June 30, 2020 and December 31, 2019 we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of these past due trade receivables. We continue to monitor the credit worthiness of our customers. As at June 30, 2020, holdbacks totaled $0.1 million, down from $7.2 million as at December 31, 2019.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Purchase of PPE	$25,315	$42,611	$66,682	$83,684
Additions to intangibles	271	164	271	164
Gross capital expenditures	$25,586	$42,775	$66,953	$83,848
Proceeds from sale of PPE	(1,407)	(2,410)	(2,048)	(2,526)
Change in capital inventory and capital work in progress	(8,736)	2,869	(9,272)	(2,197)
Capital expenditures, net(i)	$15,443	$43,234	$55,633	$79,125
Lease additions	378	624	26,996	28,107
Capital additions(i)	$15,821	$43,858	$82,629	$107,232

Management's Discussion and Analysis June 30, 2020	M-11	North American Construction Group Ltd.

Sustaining and Growth Additions	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Sustaining	$13,935	$34,901	$51,114	$57,478
Growth	1,508	8,333	4,519	21,647
Capital expenditures, net(i)	$15,443	43,234	$55,633	$79,125
Sustaining	378	624	1,264	28,107
Growth	—	—	25,732	—
Lease additions	$378	624	$26,996	$28,107
Sustaining	14,313	35,525	52,378	85,585
Growth	1,508	8,333	30,251	21,647
Capital additions(i)	$15,821	$43,858	$82,629	$107,232
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2020 were $15.8 million ($43.9 million in the prior year). Sustaining capital additions of $14.3 million was heavily constrained in the quarter to immediate and urgent needs based on the macro environment and, consistent with cost of sales, validates the variable nature of our capital spending programs. Growth capital additions were due to a timing lag of certain costs related to the Q1 commissioning of a large hydraulic shovel.
Capital additions for the six months ended June 30, 2020 were $82.6 million ($107.2 million in the prior year). Included in this amount was growth capital of $30.3 million largely related to the purchase and commissioning of shovels require to fulfill performance obligations under long-term contracts. Included in the prior period amount was $21.6 million related to heavy equipment purchased under a right of first refusal arrangement with a customer.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended June 30, 2020 was $0.4 million ($0.6 million in the prior year). For the six months ended June 30, 2020 sustaining capital additions financed through finance leases was $27.0 million ($28.1 million for the same period in 2019). Our equipment fleet is currently split among owned (58.2%), finance leased (38.3%) and rented equipment (3.5%).
During Q2, we updated our definition of growth capital and sustaining capital to exclusively represent costs incurred related to commissioned ready-for-use assets. With our newly constructed component rebuild facility progressing to full capacity, a significant portion of our component rebuild process has now been fully internalized. We feel that this change in definition better reflects the capital spend on our deployed and commissioned capital assets as well as the change in our business. If this definition change had not been made, our capital additions would have been as follows:

Reconciliation to Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Purchase of PPE	$25,315	$42,611	$66,682	$83,684
Additions to intangibles	271	164	271	164
Gross capital expenditures	$25,586	$42,775	$66,953	$83,848
Proceeds from sale of PPE	(1,407)	(2,410)	(2,048)	(2,526)
Change in capital inventory	(4,117)	2,869	(4,653)	(2,197)
Capital expenditures, net(i)	$20,062	$43,234	$60,252	$79,125
Lease additions	378	624	26,996	28,107
Capital additions(i)	$20,440	$43,858	$87,248	$107,232

Management's Discussion and Analysis June 30, 2020	M-12	North American Construction Group Ltd.

Sustaining and Growth Additions	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Sustaining	$19,333	$34,991	$56,512	$57,568
Growth	729	8,243	3,740	21,557
Capital expenditures, net(i)	$20,062	$43,234	$60,252	$79,125
Sustaining	378	624	1,264	28,107
Growth	—	—	25,732	—
Lease additions	$378	$624	$26,996	$28,107
Sustaining	19,711	35,615	57,776	85,675
Growth	729	8,243	29,472	21,557
Capital additions(i)	$20,440	$43,858	$87,248	$107,232
(ii)See "Non-GAAP Financial Measures".
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2019.
Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities	$33,915	$33,225	$82,850	$80,673
Cash used in investing activities	(24,399)	(39,188)	(66,032)	(77,773)
Cash (used in) provided by financing activities	(6,820)	2,981	18,967	(4,975)
Increase (decrease) in cash	$2,696	$(2,982)	$35,785	$(2,075)
Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities prior to change in working capital(i)	$24,553	$29,885	$79,016	$74,596
Net changes in non-cash working capital	9,362	3,340	3,834	6,077
Cash provided by operating activities	$33,915	$33,225	$82,850	$80,673
(ii)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended June 30, 2020 was $33.9 million, compared to cash provided by operating activities of $33.2 million in for the three months ended June 30, 2019. Cash provided by operating activities for the six months ended June 30, 2020 was $82.9 million, compared to cash provided by operating activities of $80.7 million in for the six months ended June 30, 2019. The increase in cash flow in the both current year periods is as a result of slightly improved gross profit in the six months ended, partially offset by working capital balances. Cash provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Accounts receivable	$31,470	$223	$39,628	$11,249
Contract assets	(536)	(6,568)	17,582	(25,402)
Inventories	2,012	(4,853)	(161)	(6,682)
Contract costs	(248)	502	(223)	2,009
Prepaid expenses and deposits	1,260	394	1,483	452
Accounts payable	(20,512)	9,305	(52,699)	25,629
Accrued liabilities	(4,475)	3,543	(2,144)	78
Contract liabilities	391	794	368	(1,256)
	$9,362	$3,340	$3,834	$6,077

Management's Discussion and Analysis June 30, 2020	M-13	North American Construction Group Ltd.

Investing activities
Cash used in investing activities for the three months ended June 30, 2020 was $24.4 million, compared to cash used in investing activities of $39.2 million for the three months ended June 30, 2019. Current period investing activities largely relate to $25.3 million for the purchase of property, plant and equipment, offset by $1.4 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $42.6 million for the purchase of property, plant and equipment, partially offset by $2.4 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the six months ended June 30, 2020 was $66.0 million, compared to cash used in investing activities of $77.8 million for the six months ended June 30, 2019. Current period investing activities largely relate to $66.7 million for the purchase of property, plant and equipment, offset by $2.0 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $83.7 million for the purchase of property, plant and equipment, partially offset by $2.5 million cash received on the disposal of property, plant and equipment.
Financing activities
Cash used in financing activities during the three months ended June 30, 2020 was $6.8 million, which included $42.7 million of long-term debt repayments (offset by $50.1 million in proceeds from long-term debt), $9.1 million in finance lease obligation repayments and $4.3 million from the share purchase program. Cash provided by financing activities during the three months ended June 30, 2019 was $3.0 million, which included $43.1 million of long-term debt repayments (offset by $57.5 million in proceeds from long-term debt) and $10.6 million in finance lease obligation repayments.
Cash provided by financing activities during the six months ended June 30, 2020 was $19.0 million, which included $55.5 million of long-term debt payments (offset by $110.5 million in proceeds from long-term debt), $18.2 million in finance lease obligation repayments, $9.1 million from the share purchase program and a dividend payment of $2.1 million. Cash used in financing activities during the six months ended June 30, 2019 was $5.0 million, which included $118.0 million of long-term debt repayments (offset by $135.5 million in proceeds from long-term debt), $19.6 million in finance lease obligation repayments and dividend payments of $1.0 million.
Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities	$33,915	$33,225	$82,850	$80,673
Cash used in investing activities	(24,399)	(39,188)	(66,032)	(77,773)
Capital additions financed by leases	(378)	(624)	(26,996)	(28,107)
Add back:
Growth capital additions	1,508	8,333	30,251	21,647
Free Cash Flow(i)	$10,646	$1,746	$20,073	$(3,560)
(i)See "Non-GAAP Financial Measures".
Free cash flow in the quarter of $10.6 million was the compilation of the adjusted EBITDA of $31.9 million offset by sustaining capital additions of $14.3 million, cash interest paid of $3.7 million and the net $3.3 million of timing impacts of working capital and joint venture balances. Sustaining maintenance capital was heavily constrained in the quarter based on the macro environment and, consistent with cost of sales, validates the variable nature of our capital spending programs. As referenced in the capital additions section, free cash flow has been heavily impacted by the build in both capital inventory and capital work in process as we continue to advance our component rebuilding program.
Free Cash Flow for the six months ended June 30, 2020 was the compilation of the adjusted EBITDA of $92.1 million offset by sustaining capital additions of $52.4 million, cash interest paid of $9.9 million and the $9.7 million timing impacts of working capital and joint venture balances.

Management's Discussion and Analysis June 30, 2020	M-14	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2020, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2020 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2020	2021	2022	2023	2024 and thereafter
Credit Facility(i)	$213,002	$2,881	$210,121	$—	$—	$—
Finance leases	90,476	17,831	28,843	22,554	13,750	7,498
Convertible debentures(ii)	72,188	2,063	2,750	2,750	2,750	61,875
Mortgage(iii)	34,681	1,486	1,577	1,577	1,569	28,472
Promissory notes	16,594	3,104	4,047	4,047	4,047	1,349
Operating leases(iv)	14,663	656	1,214	1,051	917	10,825
Non-lease components of lease commitments(v)	1,176	117	324	412	159	164
Financing obligations	61,100	7,040	13,476	13,477	13,479	13,628
Supplier contracts	6,882	6,882	—	—	—	—
Total contractual obligations	$510,762	$42,060	$262,352	$45,868	$36,671	$123,811
(i)The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(ii)The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year. The 5.50% convertible debentures were redeemed subsequent to period close on April 6, 2020 and were settled in shares.
(iii)This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 3.05% at June 30, 2020 and is secured by a first security interest on land in Acheson, Alberta.
(iv)Operating leases are net of receivables on subleases of $10,007 (2020 - $1,777; 2021 - $3,554; 2022 - $2,651; 2023 - $1,496; 2024 and thereafter - $529).
(v)Non-lease components of lease commitments are net of receivables on subleases of $4,446 (2020 - $747; 2021 - $1,514; 2022 - $1,453; 2023 - $730; 2024 and thereafter - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $510.8 million as at June 30, 2020 have decreased from $521.0 million as at December 31, 2019 primarily as a result of the decrease in convertible debentures of $49.4 million and a decrease to supplier contracts of $18.4 million, offset by an increase to finance leases of $9.2 million.
We have no off-balance sheet arrangements.
Credit Facility
The Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility permits finance lease debt to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million.
As at June 30, 2020, the Credit Facility had borrowings of $205.0 million (December 31, 2019 - $190.0 million) and$0.9 million in issued letters of credit (December 31, 2019 - $0.9 million). At June 30, 2020, our borrowing availability under the Credit Facility was $94.1 million (December 31, 2019 - $109.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at June 30, 2020, we were in compliance with the Company Credit Facility covenants. The Senior Leverage Ratio is 2.10:1, as at June 30, 2020, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio is 1.33:1, as at June 30, 2020, in compliance with the minimum of 1.15:1.

Management's Discussion and Analysis June 30, 2020	M-15	North American Construction Group Ltd.

In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is challenging, however due to the steps we have taken we expect to maintain compliance with our financial covenants during the subsequent twelve-month period. Please see "Significant Business Events - Market Conditions" for a complete discussion of the steps we have taken in response to the current market conditions.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable finance lease debt and our credit rating, see "Liquidity and Capital Resources - Credit Facilities" in our most recent annual MD&A and "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2019.
Debt ratings
On March 10, 2020, S&P Global Ratings ("S&P") changed our company outlook from "positive" to "stable" and upgraded our long-term corporate credit rating to "B+" from "B". S&P changed the outlook to reflect the view that we generated strong cash flows and credit measures in 2019, demonstrating successful integration of the 2018 acquisitions.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 24, 2020, there were 30,984,331 voting common shares outstanding, which included 1,839,859 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,984,331 common shares, including 2,181,455 common shares classified as treasury shares at June 30, 2020). Additionally, as at June 30, 2020, there were an aggregate of 157,000 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 157,000 common voting shares.
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible debentures
On March 2, 2020, we announced we had issued a notice of redemption to holders of the 5.50% convertible debentures due March 31, 2024. On April 6, 2020, the convertible debentures were redeemed in accordance with their original terms. The Company satisfied the redemption price through the issuance of 4,583,655 common shares and accrued and unpaid interest was settled in cash. The principal amount that was derecognized is $38,605. In the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.
The terms of the 5.00% convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the debentures is payable semi-annually on March 31 and September 30 of each year.
The debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
On March 23, 2020 the Company entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210 based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of the Company’s shares at the settlement date.

Management's Discussion and Analysis June 30, 2020	M-16	North American Construction Group Ltd.

In April 2020, an additional swap agreement was entered into with respect to these shares. As at June 30, 2020, the Company recognized an unrealized gain of $2,496 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. This swap agreement is expected to mature in October 2020. The asset relating to the derivative financial instrument is included in other assets in the Interim Consolidated Balance Sheets. The above noted swap agreements are derivative financial instruments that are recorded at fair value, with changes recognized in unrealized gain on derivative financial instruments within the Interim Consolidated Statements of Operations and Comprehensive Income.
Share purchase program
Commencing on March 12, 2020, the Company engaged in a NCIB under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the six months ended June 30, 2020, the Company purchased and subsequently cancelled 1,223,097 shares under this NCIB, which resulted in a decrease to common shares of $9.9 million and an increase to additional paid-in capital of $0.8 million.
Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at June 30, 2020 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Performance obligations per financial statements	$179,572	$65,010	$75,378	$29,830
Add: undefined committed volumes	772,212	916,163	1,012,646	1,278,812
Anticipated backlog	$951,784	$981,173	$1,088,024	$1,308,642

Revenue generated from backlog during the three month period	$22,155	$137,437	$135,551	$87,513
As at June 30, 2020, we expect that $184.2 million of our anticipated backlog reported above will be performed over the balance of 2020. In light of the current volatility in oil prices and the effect of COVID-19, the preparation of financial forecasts is challenging. The estimated timing and extent of future volumes may be impacted by these market factors.
Unpriced contract modifications
As at June 30, 2020, we had $nil of unresolved unpriced contract modifications on our balance sheets. This compares to $5.3 million of unresolved unpriced contract modifications recorded as at December 31, 2019.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2019.

Management's Discussion and Analysis June 30, 2020	M-17	North American Construction Group Ltd.

Accounting pronouncements
Accounting pronouncements recently adopted
•Financial instruments - credit losses
◦Effective January 1, 2020 we adopted the new US GAAP standard for credit losses. In August 2018, the Financial Accounting Standards Board ("FASB") issued Account Standard Update ("ASU") 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. We applied the cumulative effect adjustment method where the cumulative effect adjustment is recognized to the opening balance of equity as at January 1, 2020. As a result, we were not required to adjust our comparative period financial information for the effects of the standard or make the new required credit loss disclosures for period before the date of adoption. The adoption of this new standard did not have a material impact to the financial statements and there was no adjustment to opening equity at January 1, 2020.
•Fair value measurement
◦Effective January 1, 2020 we adopted the new US GAAP standard for fair value measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.
•Internal-use software
◦Effective January 1, 2020 we adopted the new US GAAP standard for internal-use software. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have an impact to the financial statements.
•Related party guidance for variable interest entities
◦Effective January 1, 2020 we adopted the new US GAAP standard for related party guidance for variable interest entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have an impact to the financial statements.
Non-GAAP financial measures
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment.

Management's Discussion and Analysis June 30, 2020	M-18	North American Construction Group Ltd.

Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.

Management's Discussion and Analysis June 30, 2020	M-19	North American Construction Group Ltd.

"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 10 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where there is no defined volume.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
We believe net capital expenditures and capital additions are a meaningful measure to assess resource allocation.

Management's Discussion and Analysis June 30, 2020	M-20	North American Construction Group Ltd.

INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of June 30, 2020 such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
In early 2020 many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2020 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2020, we had 166 salaried employees (June 30, 2019 - 174 salaried employees) and 892 hourly employees (June 30, 2019 - 1715 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (June 30, 2019 - 83% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
OUTLOOK
We expect liquidity to remain above $100 million during the remainder of 2020. In the immediate term, projected free cash flow for the second half of 2020 in the range of $20 million and $40 million will improve our liquidity position over the next six months.
We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
On April 1, 2020, the Government of Canada announced the Canada Emergency Wage Subsidy program, which was created to help employers prevent further job losses by keeping employees on payroll during the COVID-19 pandemic and allowed employers to re-hire employees that had been previously laid off. Net income includes $10.7 million of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $5.5 million, $3.8 million and $1.4 million respectively. Recently, the Government of Canada extended this program to December 2020 and we expect that we will be participating in this.

Management's Discussion and Analysis June 30, 2020	M-21	North American Construction Group Ltd.

FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, "continue", “could”, “estimate”, “expect”, “possible”, "predict", "project", "pursue", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our projection of full-year sustaining capital in 2020 of $75 million to $90 million.
•Our expectation that liquidity will remain above $100 million for the remainder of 2020 and that projected free cash flow for the second half of 2020 in the range of $20 million to $40 million will improve our liquidity position over the next six months.
•Our expectation that we will be participating in the CEWS program for the remainder of 2020.
•Our expectation that we will maintain compliance with our financial covenants during the subsequent twelve-month period.
•Our belief that there is minimal risk in the collection of our past due trade receivables.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;
•that economic and market impacts of the COVID-19 pandemic do not significantly worsen, or that such effects can be mitigated or otherwise managed to reduce impact on our business;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•that we are able to maintain our expenses at current levels in proportion to our revenue;
•that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;
•our customers' ability to pay in timely fashion;
•the oil sands continuing to be an economically viable source of energy;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

Management's Discussion and Analysis June 30, 2020	M-22	North American Construction Group Ltd.

•our relationships with the unions representing certain of our employees continues to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheets through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2019 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2019 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended June 30, 2020. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2019.
Other Risks
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices have declined significantly due to a dispute between major oil-producing countries combined with the impact of the COVID-19 pandemic. In recent months, certain oil-producing countries have attempted to manage supply, which has brought some recovery and stability to commodity prices, but the operating and economic environment remains uncertain. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods, and physical distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown, including reduced demand for crude oil and natural gas. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.
This challenging operating environment may have significant adverse impacts on us, particularly given that many of our customers are concentrated in the oil and gas industry. These potential impacts include, but are not limited to:
•impact on the health of our employees, contractors, suppliers and customers and the risk that such persons could be restricted or prevented (as a result of quarantines, closures or otherwise) from conducting business activities for undetermined periods of time;
•impact of actions taken by governments to reduce the spread of the virus, including declaring states of emergency, imposing quarantines, border closures, temporary business closures, travel restrictions and mandated physical distancing and the short and long term effects of these government actions on our operations, access to customers and suppliers and availability of employees;
•impact of actions taken by us to reduce the potential spread of the virus, including reducing hours of operation, having certain employees work remotely from home and reducing in-person meetings and travel;

Management's Discussion and Analysis June 30, 2020	M-23	North American Construction Group Ltd.

•deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;
•declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;
•an inability to raise additional debt or equity financing in the future at favorable rates; and
•restructuring charges as the Company aligns its structure and operating model to the environment.
As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on us is not known at this time. We are continuously monitoring this situation and its impact on us, and have taken certain steps to mitigate the likelihood of occurrence of the events described above.

ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2019, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2020	December 31, 2019
Assets
Current assets
Cash		$41,329	$5,544
Accounts receivable	4	26,585	66,746
Contract assets	10(c)	1,611	19,193
Inventories		21,810	21,649
Prepaid expenses and deposits		2,829	4,245
Assets held for sale		4,273	424
		98,437	117,801
Property, plant and equipment, net of accumulated depreciation of $275,550 (December 31, 2019 – $276,185)		629,230	587,729
Operating lease right-of-use assets		20,211	21,841
Other assets		8,465	6,718
Investments in affiliates and joint ventures	6	47,017	42,908
Deferred tax assets		13,117	15,655
Total assets		$816,477	$792,652
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$35,502	$88,201
Accrued liabilities	5	15,334	17,560
Contract liabilities	10(c)	391	23
Current portion of long-term debt	7	17,108	18,514
Current portion of finance lease obligations		30,272	29,206
Current portion of operating lease liabilities		3,997	3,799
		102,604	157,303
Long-term debt	7	334,561	313,443
Finance lease obligations		54,844	47,072
Operating lease liabilities		16,102	17,710
Other long-term obligations		16,827	24,504
Deferred tax liabilities		57,273	52,501
		582,211	612,533
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2020 - 30,984,331 (December 31, 2019 – 27,502,912))	9(a)	254,689	225,966
Treasury shares (June 30, 2020 - 2,181,455 (December 31, 2019 - 1,725,467))	9(a)	(21,870)	(15,911)
Additional paid-in capital		51,153	49,919
Deficit		(49,706)	(79,855)
Shareholders' equity		234,266	180,119
Total liabilities and shareholders’ equity		$816,477	$792,652
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Revenue	10	$70,771	$176,935	$269,588	$363,343
Project costs		12,331	73,938	72,448	144,429
Equipment costs		25,792	57,432	97,533	114,485
Depreciation		11,551	22,099	43,859	51,380
Gross profit		21,097	23,466	55,748	53,049
General and administrative expenses		5,680	5,120	7,487	19,918
Loss (gain) on disposal of property, plant and equipment		672	(519)	829	(475)
Amortization of intangible assets		88	293	286	501
Operating income		14,657	18,572	47,146	33,105
Interest expense, net	11	4,274	5,123	9,802	10,584
Equity earnings in affiliates and joint ventures	6	(1,474)	(461)	(1,934)	(1,120)
Foreign exchange loss		62	23	244	19
Unrealized gain on derivative financial instrument	7(b)	(2,496)	—	(286)	—
Income before income taxes		14,291	13,887	39,320	23,622
Current income tax expense		—	—	17	—
Deferred income tax expense (benefit)		992	(121)	6,969	2,354
Net income and comprehensive income		13,299	14,008	32,334	21,268
Net income attributable to noncontrolling interest		—	(114)	—	(193)
Net income and comprehensive income available to shareholders		$13,299	$13,894	$32,334	$21,075
Per share information
Basic net income per share	9(b)	$0.46	$0.55	$1.19	$0.84
Diluted net income per share	9(b)	$0.42	$0.45	$1.07	$0.70
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total Equity
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	21,075	21,075	193	21,268
Dividends ($0.04 per share)	—	—	—	(1,008)	(1,008)	—	(1,008)
Exercise of stock options	1,628	—	(644)	—	984	—	984
Conversion of convertible debentures	945	—	—	—	945	—	945
Purchase of treasury shares	—	(92)	—	—	(92)	—	(92)
Stock-based compensation	—	—	1,848	—	1,848	—	1,848
Distributions to affiliate and joint venture partners	—	—	—	(383)	(383)	(120)	(503)
Balance at June 30, 2019	$224,346	$(11,794)	$54,771	$(94,233)	$173,090	$567	$173,657

Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119	$—	$180,119
Net income and comprehensive income available to shareholders	—	—	—	32,334	32,334	—	32,334
Dividends ($0.08 per share)	—	—	—	(2,185)	(2,185)	—	(2,185)
Exercise of stock options	520	—	(208)	—	312	—	312
Conversion of convertible debentures	38,066	—	—	—	38,066	—	38,066
Share purchase program	(9,863)	—	755	—	(9,108)	—	(9,108)
Purchase of treasury shares	—	(7,029)	—	—	(7,029)	—	(7,029)
Stock-based compensation	—	1,070	687	—	1,757	—	1,757
Balance at June 30, 2020	$254,689	$(21,870)	$51,153	$(49,706)	$234,266	$—	$234,266
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$13,299	$14,008	$32,334	$21,268
Adjustments to reconcile to net cash from operating activities:
Depreciation		11,551	22,099	43,859	51,380
Amortization of intangible assets		88	293	286	501
Amortization of deferred financing costs	11	183	288	449	479
Loss (gain) on disposal of property, plant and equipment		672	(519)	829	(475)
Unrealized gain on derivative financial instruments		(2,496)	—	(286)	—
Stock-based compensation expense (benefit)		2,212	(872)	(4,651)	5,106
Cash settlement of directors' deferred share unit plan		—	(5,084)	—	(5,084)
Equity earnings in affiliates and joint ventures	6(c)	(1,474)	(461)	(1,934)	(1,120)
Dividends received from affiliates and joint ventures	6(c)	—	—	1,431	—
Other adjustments to cash from operating activities		(474)	254	(270)	187
Deferred income tax expense (benefit)		992	(121)	6,969	2,354
Net changes in non-cash working capital	12(b)	9,362	3,340	3,834	6,077
		33,915	33,225	82,850	80,673
Investing activities:
Purchase of property, plant and equipment		(25,315)	(42,611)	(66,682)	(83,684)
Additions to intangible assets		(271)	(164)	(271)	(164)
Proceeds on disposal of property, plant and equipment		1,407	2,410	2,048	2,526
Investment in affiliates and joint ventures	6(c)	(292)	—	(1,919)	—
Net repayments of loans to affiliates and joint venture partners		72	1,177	792	3,549
		(24,399)	(39,188)	(66,032)	(77,773)
Financing activities:
Proceeds from long-term debt	7	50,090	57,524	110,458	135,524
Repayment of long-term debt	7	(42,732)	(43,114)	(55,455)	(117,963)
Financing costs		—	(288)	—	(2,703)
Repayment of finance lease obligations		(9,069)	(10,644)	(18,158)	(19,602)
Distribution paid to noncontrolling interest of affiliates		—	—	—	(120)
Dividend payments	9(d)	(1,023)	(503)	(2,053)	(1,003)
Proceeds from exercise of stock options		283	53	312	984
Share purchase program	9(c)	(4,288)	—	(9,108)	—
Purchase of treasury shares	9(a)	(81)	(47)	(7,029)	(92)
		(6,820)	2,981	18,967	(4,975)
Increase (decrease) in cash		2,696	(2,982)	35,785	(2,075)
Cash, beginning of period		38,633	20,415	5,544	19,508
Cash, end of period		$41,329	$17,433	$41,329	$17,433
Supplemental cash flow information (note 12(a))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. Mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
Allowance for credit losses (note 3(a))
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The Company's financial assets include contract assets and accounts receivable. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.
3. Accounting pronouncements recently adopted
a) Financial instruments - credit losses
The Company adopted the new standard for credit losses effective January 1, 2020, which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The Company applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity at adoption (January 1, 2020). This transition method allowed the Company to not apply the new guidance, including disclosure requirements, to the comparative period presented. The adoption of this new standard did not have a material impact to the financial statements. Due to the limited historical default rates, there was no adjustment to opening equity at adoption.

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-5	North American Construction Group Ltd.

b) Fair value measurement
The Company adopted the new standard for fair value measurement effective January 1, 2020. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.
c) Internal-use software
The Company adopted the new standard for internal-use software effective January 1, 2020. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have a material impact to the financial statements.
d) Related party guidance for variable interest entities
The Company adopted the new standard for related party guidance for variable interest entities effective January 1, 2020. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have a material impact to the financial statements.
4. Accounts receivable

	June 30, 2020	December 31, 2019
Trade	$11,726	$38,686
Holdbacks	104	7,152
Accrued trade receivables	10,587	13,174
Contract receivables	$22,417	$59,012
Other	4,168	7,734
	$26,585	$66,746
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
5. Accrued liabilities

	Note	June 30, 2020	December 31, 2019
Accrued interest payable		$870	$1,557
Payroll liabilities		1,636	11,973
GST and other taxes payable(i)		11,180	38
Liabilities related to short-term rentals		—	2,405
Dividends payable	9(d)	1,162	1,030
Other		486	557
		$15,334	$17,560
(i)On March 27, 2020, the Canada Revenue Agency announced that GST/HST payments or remittances that became owing on or after March 27, 2020 and before July 2020 could be deferred until June 30, 2020. As such, the Company deferred these payments and settled amounts owing subsequent to the period ended June 30, 2020.
6. Investments in affiliates and joint ventures
a) Nuna
The Company accounts for its investment in the NL Partnership and its wholly–owned subsidiaries and interests in other affiliates and joint ventures using the equity method at June 30, 2020. At June 30, 2019, the Company

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-6	North American Construction Group Ltd.

accounted for the NL Partnership using proportionate consolidation. The investments in Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. are accounted for using the equity method.
b) Other affiliates and joint ventures
During the six months ended June 30, 2020, the Company invested $1,919 in cash and $670 in property, plant and equipment for the investments in NAYL Realty Inc. and BNA Remanufacturing Limited Partnership.
The Company holds various investments in affiliates and joint ventures and accounts for these as follows:

Affiliate or joint venture name:	Interest	Consolidation
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
c) Affiliates and joint ventures financial information
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Balance, beginning of the period	$45,586	$9,385	$42,908	$11,788
Additions	292	—	2,589	—
Share of net income	1,474	461	1,934	1,120
Dividends, repayments of loans and other adjustments	(335)	(1,289)	(414)	(4,351)
Balance, end of the period	$47,017	$8,557	$47,017	$8,557
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	June 30, 2020	December 31, 2019
Assets
Current assets	$37,915	$33,734
Non-current assets	35,248	21,370
Total assets	$73,163	$55,104
Liabilities
Current liabilities	$9,721	$10,590
Non-current liabilities	16,425	2,614
Total liabilities	$26,146	$13,204
Statement of Operations and Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenues	$10,682	$5,699	$21,080	$10,546
Gross profit	1,698	738	3,988	1,593
Income before taxes	1,966	809	2,579	1,579
Net income and comprehensive income	$1,474	$461	$1,934	$1,120

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-7	North American Construction Group Ltd.

7. Long-term debt

	Note	June 30, 2020	December 31, 2019
Credit Facility	7(a)	$205,000	$190,000
Convertible debentures	7(b)	55,000	94,031
Mortgages		21,474	21,739
Financing obligations	7(c)	56,999	15,435
Promissory notes	7(d)	15,560	14,648
Unamortized deferred financing costs		(2,364)	(3,896)
		$351,669	$331,957
Less: current portion of long-term debt		(17,108)	(18,514)
		$334,561	$313,443
a) Credit Facility
The Company has an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Credit Facility is comprised solely of a revolving loan (the "Revolver") which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other debt outstanding to a limit of $20.0 million. As at June 30, 2020, the Company did not exceed these limits.
As at June 30, 2020, there was $0.9 million (December 31, 2019 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $94.1 million, not including the ability to increase maximum borrowings by $50.0 million (December 31, 2019 - $109.1 million).
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at June 30, 2020, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
b) Convertible debentures

	June 30, 2020	December 31, 2019
5.50% convertible debentures	$—	$39,031
5.00% convertible debentures	55,000	55,000
	$55,000	$94,031
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
The 5.50% convertible debentures were issued March 15, 2017 and the Company incurred debt issuance costs of $2,133. The debentures were expected to mature on March 31, 2024 and were convertible, at the option of the Company, at a conversion price of $10.85. On April 6, 2020, the 5.50% convertible debentures were redeemed in accordance with their terms. The Company satisfied the redemption price through the issuance of 4,583,655

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-8	North American Construction Group Ltd.

common shares. Accrued and unpaid interest was settled in cash. The principal amount of debentures derecognized was $38,605. In the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.
On March 23, 2020 the Company entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210 based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of the Company’s shares at the settlement date.
In April 2020, an additional swap agreement was entered into with respect to these shares. As at June 30, 2020, the Company recognized an unrealized gain of $2,496 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. This swap agreement is expected to mature in October 2020. The asset relating to the derivative financial instrument is included in other assets in the Interim Consolidated Balance Sheets. The above noted swap agreements are derivative financial instruments that are recorded at fair value, with changes recognized in unrealized gain on derivative financial instruments within the Interim Consolidated Statements of Operations and Comprehensive Income.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as financing transactions rather than finance leases. During the six months ended June 30, 2020, the Company recorded new financing obligations of $45,357. The finance contracts expire between June 2024 and May 2025 and bear interest at rates between 2.38% and 3.34%. The finance obligations are secured by the corresponding property, plant and equipment.
d) Promissory note
As at June 30, the Company recorded a new equipment promissory note of $15,100. The contract expires May 2024 and bears interest at 3.45%. The promissory note is secured by the corresponding property, plant and equipment.
8. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	55,000	48,400	94,031	112,970
Financing obligations	Level 2	56,999	56,195	15,435	13,647
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-9	North American Construction Group Ltd.

Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices have declined significantly due to a dispute between major oil-producing countries combined with the impact of the COVID-19 pandemic. In recent months, certain oil-producing countries have attempted to manage supply, which has brought some recovery and stability to commodity prices, but the operating and economic environment remains uncertain. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.
Many of the Company’s customers are concentrated in the oil sand mining industry. As a result, this challenging operating environment may have significant adverse impacts on the Company, including, but not limited to:
•deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;
•declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;
•an inability to raise additional debt or equity financing in the future at favorable rates; and
•restructuring charges as the Company aligns its structure and operating model to the environment.
As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company is not known at this time. Estimates and judgments made by management in the preparation of these financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and its impact on the Company, and has taken certain steps to mitigate the likelihood of occurrence of the events described above. The Company is taking steps to manage both variable and fixed operating costs during this crisis, with several cost reduction measures being implemented as well as taking part in the Canada Emergency Wage Subsidy. Sustaining capital maintenance costs are variable in nature, so the Company continues to implement a reduced capital plan for the remainder of the year.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the three and six months ended June 30, 2020, the Company recognized $10,728 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $5,494, $3,787 and $1,447 respectively.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At March 31, 2020 impairment indicators were detected. The Company completed an impairment test comparing the net carrying value of its long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At June 30, 2020, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to the previous quarter.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Issued upon exercise of stock options	81,600	—	81,600
Issued upon conversion of convertible debentures	4,622,916	—	4,622,916
Retired through share purchase program	(1,223,097)	—	(1,223,097)
Purchase of treasury shares	—	(572,027)	(572,027)
Settlement of certain equity classified stock-based compensation	—	116,039	116,039
Issued and outstanding as at June 30, 2020	30,984,331	(2,181,455)	28,802,876

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-10	North American Construction Group Ltd.

Upon settlement of certain equity classified stock-based compensation during the six months ended June 30, 2020, the Company repurchased 55,701 shares for $877 to satisfy the recipient tax withholding requirements (six months ended June 30, 2019 - nil shares for $nil). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.
b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Net income available to common shareholders	$13,299	$13,894	$32,334	$21,075
Interest from convertible debentures (after tax)	574	1,026	1,146	1,550
Diluted net income available to common shareholders	$13,873	$14,920	$33,480	$22,625

Weighted-average number of common shares	28,777,854	25,253,970	27,188,642	25,170,150
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	2,181,057	2,090,282	2,034,047	2,088,921
Dilutive effect of stock options	74,696	267,244	103,638	297,409
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236	2,095,236	1,192,317
Dilutive effect of 5.50% convertible debentures	—	3,597,327	—	3,597,327
Weighted-average number of diluted common shares	33,128,843	33,304,059	31,421,563	32,346,124

Basic net income per share	$0.46	$0.55	$1.19	$0.84
Diluted net income per share	$0.42	$0.45	$1.07	$0.70
All securities were dilutive in the current and prior periods.
c) Share purchase program
Commencing on March 12, 2020, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the six months ended June 30, 2020, the Company purchased and subsequently cancelled 1,223,097 shares under this NCIB, which resulted in a decrease of common shares of $9,863 and an increase to additional paid-in capital of $755.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	0.02	May 31, 2019	July 5, 2019	505
Q3 2019	July 30, 2019	0.04	August 31, 2019	October 4, 2019	1,028
Q4 2019	October 29, 2019	0.04	November 30, 2019	January 3, 2020	1,030
Q1 2020	February 18, 2020	0.04	March 5, 2020	April 3, 2020	1,023
Q2 2020	May 5, 2020	0.04	May 29, 2020	July 3, 2020	1,162

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-11	North American Construction Group Ltd.

10. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue by source
Operations support services	$70,771	$124,862	$263,147	$299,643
Construction services	—	52,073	6,441	63,700
	$70,771	$176,935	$269,588	$363,343

By commercial terms
Time-and-materials	$33,850	$69,622	$135,703	$120,893
Unit-price	36,921	107,313	133,885	242,450
	$70,771	$176,935	$269,588	$363,343

Revenue recognition method
Cost-to-cost percent complete	$13,706	$59,132	$68,341	$177,081
As-invoiced	57,065	117,803	201,247	186,262
	$70,771	$176,935	$269,588	$363,343
b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Customer A	62%	32%	40%	34%
Customer B	13%	17%	27%	22%
Customer C	11%	28%	19%	22%
Customer D	10%	17%	13%	17%
c) Contract balances
The following table provides information about significant changes in the contract assets:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Balance, beginning of period	$1,075	$29,507	$19,193	$10,673
Transferred to receivables from contract assets recognized at the beginning of the period	(929)	(21,951)	(16,516)	(3,116)
Decreases due to derecognition of unpriced contract modifications	(146)	—	(2,677)	—
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	26	14,520	26	14,408
Increases as a result of work completed, but not yet an unconditional right to consideration	1,585	13,999	1,585	14,110
Balance, end of period	$1,611	$36,075	$1,611	$36,075

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-12	North American Construction Group Ltd.

The following table provides information about significant changes in the contract liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Balance, beginning of period	$—	$1,982	$23	$4,032
Revenue recognized that was included in the contract liability balance at the beginning of the period	—	(798)	(23)	(2,848)
Increases due to cash received, excluding amounts recognized as revenue during the period	391	1,592	391	1,592
Balance, end of period	$391	$2,776	$391	$2,776
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue (derecognized) recognized	$(154)	$(214)	$1,447	$1,479
These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the six months ended June 30, 2020 of $nil (six months ended June 30, 2019 - $3,039).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at June 30, 2020 of $nil (December 31, 2019 - $5,312).
The change in unpriced contract modifications during the six months ended June 30, 2019, was largely due to resolved unpriced contract modifications.
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2020 (excluding the six months ended June 30, 2020)	$122,713
2021	13,364
2022	12,606
2023	12,681
2024	10,242
2025	7,966
$179,572

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-13	North American Construction Group Ltd.

11. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Credit facilities	$1,833	$2,107	$4,473	$4,863
Convertible debentures	704	1,221	1,917	1,850
Finance lease obligations	864	1,020	1,722	1,943
Mortgages	248	238	505	476
Promissory notes	211	293	404	1,035
Financing obligations	286	—	411	—
Amortization of deferred financing costs	183	288	449	479
Interest expense	$4,329	$5,167	$9,881	$10,646
Other interest income (net)	(55)	(44)	(79)	(62)
	$4,274	$5,123	$9,802	$10,584
12. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Cash paid during the period for:
Interest	$3,670	$4,209	$9,919	$9,109
Cash received during the period for:
Interest	61	44	84	58
Operating subleases included in cash from operations	852	769	1,740	1,539
Non-cash transactions:
Additions to property, plant and equipment by means of finance leases	378	624	26,996	28,107
Increase in assets held for sale, offset by property, plant and equipment	1,424	1,159	6,479	1,870
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	—	(670)	—
Non-cash working capital adjustments:
Net decrease in accounts receivable related to investments in affiliates and joint ventures	—	—	(911)	—
Net increase in accounts receivable related to equity swap	378	—	378	—
Net increase in accounts payable related to purchase of intangible assets	—	(12)	—	—
Net decrease in long-term payroll liabilities	—	102	—	102
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	294	428
Net increase in accrued liabilities related to the current portion of deferred stock units liability	(12)	—	(80)	—
Net increase in accrued liabilities related to dividend payable	(139)	(2)	(132)	(5)

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-14	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Operating activities:
Accounts receivable	$31,470	$223	$39,628	$11,249
Contract assets	(536)	(6,568)	17,582	(25,402)
Inventories	2,012	(4,853)	(161)	(6,682)
Contract costs	(248)	502	(223)	2,009
Prepaid expenses and deposits	1,260	394	1,483	452
Accounts payable	(20,512)	9,305	(52,699)	25,629
Accrued liabilities	(4,475)	3,543	(2,144)	78
Contract liabilities	391	794	368	(1,256)
	$9,362	$3,340	$3,834	$6,077

Interim Consolidated Financial Statements (Unaudited) June 30, 2020	F-15	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2020.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2020 and ended on June 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 29, 2020

/s/ Martin Ferron
Martin Ferron, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2020.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2020 and ended on June 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 29, 2020

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer